October 4, 2007
Via Federal Express and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Jill Davis, Branch Chief
Re:	Infinity Energy Resources, Inc. Form 10-K for the year ended December 31, 2006 Filed on March 14, 2007 Response Letter Dated September 10, 2007 File No. 000-17204
Dear Ms. Davis:
     On behalf of Infinity Energy Resources, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 10, 2007, regarding the above-referenced filing.
     For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number.
Form 10-K for the Year Ended December 31, 2006
Oil and Natural Gas Reserves, page 8
1.	We note your response to prior comment one of our letter dated August 10, 2007. Please explain why your calculation of SMOG includes no future income tax for 2006. Additionally revise your caption to refer to your measure as SMOG rather than Present value of future net revenue before income taxes to avoid investor confusion.
     Response: As disclosed in Note 14 to our Consolidated Financial Statements, future net cash flows were estimated to be $32,211,000 at December 31, 2006. Additionally in Note 7 to our Consolidated Financial Statements, the Company disclosed the existence of significant deferred tax assets and net operating loss carry-forwards. At December 31, 2006, the Company estimated that it had net operating loss carry-forwards and taxable basis in oil and gas assets in excess of $9,000,000 and $40,000,000, respectively. When these tax attributes are scheduled on

Securities and Exchange Commission
October 4, 2007

a year-by-year basis and deducted from the future net cash flows, no future income tax expense is generated.
     As indicated in our response of September 10, 2007, the Company will expand its disclosure in all applicable future filings to include a reconciliation between any non-GAAP financial oil and gas reserve disclosure and the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities (should the Company have future income tax expense in future periods) or the Company will revise the caption to refer to SMOG to avoid investor confusion (should the Company have no future income tax expense in future periods).
Oil and Gas Properties, Depreciation and Full Cost Ceiling Test, page 37
2.	We note your response to prior comment two of our letter dated August 10, 2007. Please clarify if your seismic costs are directly associated with specific properties and whether such costs are included in the full cost amortization base. Refer to Rules 4-10(c)(3)(ii)(A) and 4-10(c)(7)(ii) of Regulation S-X.
     Response: As disclosed in ITEM 1 AND ITEM 2 BUSINESS AND PROPERTIES under the captions EXPLORATION AND PRODUCTION — Properties — Fort Worth Basin — Erath and Hamilton Counties, Texas, the Company had shot approximately 60 square miles of 3-D seismic data through December 31, 2006, over leases comprising approximately 41,000 gross acres. As such, when the seismic is shot, it does not relate to any one specific well or well location, but is directly associated with the specific unevaluated properties of geologic interest in Erath and Hamilton Counties, Texas. Consistent with its accounting policies and Rule 4-10(c)(3)(ii)(A) of Regulation S-X, the Company initially capitalizes these 3-D seismic costs as a part of unevaluated properties. On a quarterly basis, such seismic costs and the related lease acquisition costs are evaluated for inclusion in the costs to be amortized resulting from the determination of proved reserves, impairments or reductions in value. Furthermore, the Company recognizes the requirements of Rule 4-10(c)(7)(ii) and regularly considers the materiality of all Costs Not Being Amortized for disclosure in its Notes to Consolidated Financial Statements.

Securities and Exchange Commission
October 4, 2007

     In connection with responding to the SEC’s comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at (303) 892-7344 if you would like to discuss these matters.

Sincerely,
/s/ Michelle H. Shepston
for
DAVIS GRAHAM & STUBBS LLP

Enclosures
cc:	John Cannarella (SEC) Stanton E. Ross (Infinity Energy Resources, Inc.) Daniel F. Hutchins (Infinity Energy Resources, Inc.)